355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
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	Beijing	New Jersey
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	Brussels	Orange County
	Chicago	Paris
April 13, 2012	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
VIA EDGAR	Houston	Silicon Valley
Celeste Murphy, Esq.	London	Singapore
Branch Chief	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
Securities and Exchange Commission	Milan
100 F Street, N.E.
Washington, D.C. 20549	File No. 042662-0011

Re:	On Assignment, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 3, 2012
File No. 000-20540

Dear Ms. Murphy:

On behalf of On Assignment, Inc. (the “Company”), and in response to the oral comment provided to us by the staff of the Division of Corporate Finance (the “Staff”) on April 12, 2012 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on April 3, 2012, please find attached a copy of a new section called, “Apex Systems Financial Projections,” attached hereto as Annex A, which the Company intends to include in its Definitive Proxy Statement.  After incorporating the attached section, the Company plans to file the Definitive Proxy Statement either today or Monday, April 16, 2012.  As discussed, we would appreciate the Staff’s review of the attached section.

As an initial matter, the Company respectfully notes that there is no requirement in the Securities Exchange Act of 1934, as amended, or the rules thereunder to include financial projections in a proxy statement.  The Company also notes that the Staff has taken the position in certain situations that projections are material to investors and should be disclosed.  However, the Company believes that in the facts and circumstances of this transaction that the projections of Apex Systems should be disclosed and that its own projections need not be disclosed.

The Company is seeking approval of its stockholders of the issuance of its shares in the acquisition of Apex Systems. In this transaction, the Company understands that projections regarding Apex Systems could be material to the Company’s stockholders since they play a role in the value of the target.  In fact, Moelis used the projections in its analysis of the value of the target.  As a result, the Company is revising the Proxy Statement to include financial projections of Apex Systems and the material assumptions used.

April 13, 2012

On the other hand, as the acquirer in the transaction, the Company does not believe that its own projections are material to its stockholders in connection with the transaction and could be misleading to its stockholders. The Company’s projections did not have any role in determining the value of Apex Systems or the amount that the Company was willing to pay.  The Company’s projections also did not have any role in determining the number of shares of the Company that would be issued in the transaction, which was instead determined by reference to the Company’s trading price.

In connection with the transaction, the Company reviewed various strategic, financial and other factors, which are all disclosed in the Proxy Statement.  Although the Company did look at its own projections, they were not a material part of its decision about the value of Apex Systems or the consideration that it would pay for Apex Systems.

Furthermore, as a public company, the Company is very cautious about forward-looking statements or projections.  It did not intend the projections to be used for its internal analysis to be disclosed publicly and accordingly did not prepare them with a view toward public disclosure.  Even if they are accompanied by cautionary language like the proposed disclosure for Apex Systems, it could be misleading to stockholders to the extent that stockholders might conclude that the projections are intended to represent actual future results and they may place undue significance on the financial projections. In contrast to the significance stockholders may accord these projections, the Company has advised us that they were of limited usefulness and materiality in its own deliberations and negotiations as described above.

For these reasons, the Company believes that the attached disclosure is appropriate in the context of this transaction.

 Please feel free to call me at (213) 891-7421 if you have any questions or comments regarding the Proxy Statement, the attached section or the contents of this letter.

Very truly yours,

/s/ Steven B. Stokdyk

Steven B. Stokdyk, Esq.
of LATHAM & WATKINS LLP

cc:           Tarini Ramaprakash, Esq.

Enclosures

April 13, 2012

ANNEX A

Apex Systems Financial Projections

On Assignment does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, in connection with the transaction, Apex Systems and On Assignment provided projections to the Board for its review and to Moelis for use in its financial analyses described in the section entitled “—Opinion of On Assignment’s Financial Advisor” beginning on page 27.

The Apex Systems financial forecasts were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. Neither On Assignment’s nor Apex Systems’ independent registered public accounting firms, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the financial forecasts included below, nor has expressed any opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the financial forecasts.

These financial forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Apex Systems’ business, all of which are difficult to predict and many of which are beyond Apex Systems’ control. These financial forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial forecasts constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such financial forecasts, including, but not limited to, Apex Systems’ performance, the marketplace for its services, industry performance, general business and economic conditions, customer requirements, competition, Apex Systems’ ability to successfully manage costs in the future, adverse changes in applicable laws, regulations or rules and other risks and uncertainties described in reports filed with the SEC. See also “Note Regarding Forwarding-Looking Statements” above.

There can be no assurance that the financial forecasts will be realized or that actual results will not be significantly higher or lower than projected. These financial forecasts cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, these financial forecasts will be affected by Apex Systems’ ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which these financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Apex Systems or On Assignment. These financial forecasts also reflect assumptions as to certain business decisions that are subject to change. These financial forecasts cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of On Assignment, its financial advisors or any of its affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term).

April 13, 2012

These financial forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the March 20, 2012 announcement of the merger. For instance, there can be no assurance that the announcement of the merger will not cause Apex Systems’ customers to delay or cancel purchases of its services pending the consummation of the merger. Any such delay or cancellation is likely to adversely affect Apex Systems’ ability to achieve the results reflected in such financial projections. Further, the financial forecasts do not take into account the effect of any failure to occur of the merger and should not be viewed as accurate or continuing in that context.

The financial forecasts set forth herein regarding Adjusted EBITDA is a non-GAAP financial measure.  Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP.  Non-GAAP financial measure as used by On Assignment or Apex Systems may not be comparable to similarly titled amounts used by other companies.

These financial forecasts are not being included in this Proxy Statement to influence your decision on how to vote your shares with respect to the share issuance proposal, but because these financial forecasts were made available by Apex Systems and On Assignment to the Board and On Assignment’s financial advisor, Moelis. The information from these financial forecasts should be evaluated, if at all, together with the historical financial statements and other information regarding On Assignment and Apex Systems contained elsewhere in this Proxy Statement and On Assignment’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the financial forecasts, stockholders are cautioned not to place undue, if any, reliance on the forecasts included in this Proxy Statement.

Fiscal Year Ending December 29, 2012
(in millions)
Total Revenues	$832.4
Adjusted EBITDA (non-GAAP)	$78.7

For fiscal years ending 2013, 2014, 2015 and 2016, On Assignment assumed that Apex Systems revenue would grow 10% per year and that Apex Systems Adjusted EBITDA margin would increase from 9.2% to 9.5%.